January 30, 2025

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Amendment No. 2 to Registration Statement on Form 10
Filed December 26, 2024
File No. 000-53336

Dear Ladies and Gentlemen:

Scepter Holdings, Inc. NV (the “Company”) is submitting this letter in response to your comments received on January 23, 2025 with regard to the above referenced filing. The Company is filing Amendment No. 3 to the Registration Statement on Form 10 (the “Amendment”) contemporaneously with this letter. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide.

Amendment No. 2 to Registration Statement on Form 10

Item 1. Business, page 5

1.	Please discuss here and in your risk factors, your auditor’s going concern opinion and acknowledge your losses for the financial periods contained in the registration statement.

Response: The Company has revised its disclosure in the Amendment as requested on pages 6 and 12.

2.	We note your disclosure that “[t]he Company manages the sales and brand development of high-performance consumer packaged goods.” However, it appears that to date, the only products you have sold are Dermacia branded cosmetics. Please revise to clearly identify the principal products or services currently sold and identify their relevant markets. Additionally, please clearly distinguish between current versus aspirational products and services. Refer to Item 101 of Regulation S-K.

Response: The Company has revised its disclosure in the Amendment as requested on page 5.

3.	Please revise to include all of the information required by Item 101(h)(4) of Regulation S-K. Specifically, and, to the extent applicable, please include a more detailed discussion of:
●	Your dependence on any major customers;
●	any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;
●	the need for any government approval of principal products or services and if you have not yet received that approval, discuss the status of the approval within the government approval process; and
●	the effect of existing or probable governmental regulations on your business.

Response: The Company sells directly to individuals and accordingly does not have any major customers or patents, trademarks, licenses or other intellectual property agreements. The Company’s products and services are manufactured by a third party that is responsible for compliance with any manufacturing regulations or permits. The Company does not anticipate any existing or probable governmental regulations that would impact its business at this time.

4.	We note various references to your “desired demographics” throughout the registration statement. Please revise to provide additional detail regarding the demographics to which you market the Dermacia products.

Response: The Company has revised its disclosure in the Amendment as requested on pages 5, F-8, and F-35.

5.	We note your disclosure that Adapti matches products “with influencers best positioned to succeed in promotion” and “leverages AI to determine which influencers will generate the most attention - in specifically curated audiences - to produce the most positive ROI on client spend.” Please provide the basis for such statements or characterize them as management’s belief. In this regard, we note that Adapti has not yet generated any revenues and you have not yet incorporated its functionalities into your business.

Response: The Company has revised its disclosure in the Amendment as requested on pages 5, F-8, and F-35.

6.	Please revise to provide a more detailed discussion regarding the specific data points or types of data Adapti collects and utilizes. In addition, please clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets, or if they are closed-loop systems. Lastly, please provide your definition of “artificial intelligence” in the context of your business.

Response: The Company has revised its disclosure in the Amendment as requested on pages 5, F-8, and F-38.

Recent Transactions, page 5

7.	We note your current report on Form 8-K filed December 4, 2024 indicates that you entered into a Letter of Intent to acquire Matchpoint Connection, LLC. Please revise here to discuss the planned acquisition of Matchpoint Connection and file the Letter of Intent as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised its disclosure in the Amendment as requested on pages 3, 5, and 7. The Company has additionally filed the Letter of Intent as Exhibit 10.03   to the Amendment.

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Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

8.	Please update the information in this section as of the most recent practicable date and revise the disclosure in the “Residential Address” column to provide a business, mailing or residence address. Refer to Item 403 of Regulation S-K.

Response: The Company has revised its disclosure in the Amendment as requested on page 17.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

9.	Please disclose the outstanding balance of loans by Stuff International and Market Group International as of the most recent practicable date. Refer to Item 404 of Regulation S-K.

Response: The Company has revised its disclosure in the Amendment as requested on page 19.

Item 10. Recent Sales of Unregistered Securities, page 20

10.	Please correct the reference here to “Note 9 entitled ‘Stockholders Equity.’” In this regard, it appears the reference should be to Note 10, which is captioned “Stockholders’ Deficit.”

Response: The Company has revised its disclosure in the Amendment as requested on page 20.

Scepter Holdings, Inc. Balance Sheet, page F-4

11.	Please revise the stockholders’ deficit section to disclose the number of shares authorized, issued and outstanding for preferred stock and common stock. This comment also applies to the unaudited condensed balance sheet marilu@scepterbrands as of September 30, 2024.

Response: The Company has determined this information is already contained in the disclosure under the heading Stockholder’s Deficit on pages F-4 and F-31.

Scepter Holdings, Inc. Statements of Changes in Stockholders’ Deficit, page F-6

12.	Please expand your description of the activity included in the equity re-classification line on your statements of changes in stockholders’ deficit for all periods presented.

Response: The adjustment is due to convertible debt conversions where the share price utilized for conversion was in 5th and 6th decimal points that created a rounding error that was different from the transfer agent. To adjust the numbers from the transfer agent and to provide the correct outstanding stockholders deficit, additional paid in capital and common stock as of and for the year ended December 31, 2023, we had to disclose the adjustment to reconcile the correct numbers outstanding. Due to timing in 2023, the Company had to reconcile the difference to the difference to the transfer agent numbers. The numbers as disclosed and reported are correct.

For 2024, the adjustment on a net basis is zero but the Company reported it on a gross basis so investors could see the non-cash transaction for settling accounts payable for common stock. The transaction is disclosed as a non-cash transaction on page F-7 and we have revised the disclosure in Note 6 Accounts Payable and Accrued Liabilities to ensure that the change in accounts payable and accrued liabilities is clearer so that the investors can appropriately track the change in balance.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned at 805-338-1578 or via email at.com.

Sincerely,

/s/ Marilu Brassington

Marilu Brassington

Interim Chief Accounting Officer

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